Exhibit 99.1

Check-Cap Announces the Separate Trading of Its Common Stock and
Warrants Commencing March 18, 2015

ISFIYA, Israel, March 17, 2015 - Check-Cap Ltd., (Nasdaq:  CHEKU) a clinical stage medical diagnostics company engaged in the development of a preparation-free ingestible imaging capsule that utilizes low-dose X-rays for the screening for colorectal cancer, announced today that the units sold in the Company’s initial public offering will separate on March 18, 2015.  Each unit consists of one ordinary share and one-half of a Series A Warrant to purchase one ordinary share.  At the commencement of trading on March 18, 2015, the ordinary shares and Series A Warrants will trade separately on the Nasdaq Capital Market under the symbols “CHEK” and “CHEKW” respectively.  The units, which are currently traded under the symbol “CHEKU” will no longer be listed on the Nasdaq Capital Market following the separation.  Although fractional Series A Warrants will be issued in connection with the separation, no fractional Series A Warrants will trade on the Nasdaq Capital Market.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Check-Cap Ltd.

Check-Cap is a clinical stage medical diagnostics company focused on the development of gastrointestinal imaging devices. The Company's lead product is an endoscopy capsule with a colon imaging system for colorectal cancer and clinically-significant pre-cancerous polyps that utilizes proprietary, ultra-low-energy X-ray-based measurement technology to safely generate high-resolution, 3-dimensional imagery of the colon without cleansing or other aggressive bowel preparation. This solution is designed to increase compliance with screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Registration Statement on Form F-1 (No. 333-201250) and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com